Exhibit 99.1

Condensed Consolidated Interim Financial Statements
June 30, 2025 and 2024
(Unaudited)
(Expressed in U.S. dollars unless otherwise noted)

Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Financial Position
As at June 30, 2025 and December 31, 2024
(Unaudited – in thousands of U.S. dollars)

As at	Note	June 30, 2025	December 31, 2024

ASSETS
Current assets
Cash and cash equivalents		$1,078,572	$856,797
Accounts receivable and other	4	235,397	190,676
Inventories	5	290,360	278,995
Current other assets	6	—	138,932
Current derivative assets	16	4,165	52
Assets held for sale		13,821	16,686
		1,622,315	1,482,138
Restricted cash		2,319	2,177
Deferred tax assets		19,487	19,487
Other assets	6	128,245	120,418
Non-current derivative assets	16	15,141	—
Property, plant and equipment		4,423,730	4,118,782
Goodwill		92,591	92,591
		$6,303,828	$5,835,593
LIABILITIES & EQUITY
Current liabilities
Accounts payable and accrued liabilities		$409,310	$366,690
Current portion of lease liabilities		5,936	4,693
Current portion of asset retirement obligation		5,351	5,071
Current derivative liabilities	16	70,927	25,587
Liabilities associated with assets held for sale		10,321	10,133
		501,845	412,174
Debt	7	1,157,148	915,425
Lease liabilities		10,511	10,030
Employee benefit plan obligations		11,985	10,910
Asset retirement obligations		133,581	127,925
Non-current derivative liabilities	16	54,307	35,743
Deferred income tax liabilities		347,980	434,939
		2,217,357	1,947,146
Equity
Share capital	12	3,423,439	3,433,778
Shares held in trust for restricted share units	12	(9,162)	(12,970)
Contributed surplus		2,583,047	2,612,762
Accumulated other comprehensive (loss) income		(21,070)	56,183
Deficit		(1,879,249)	(2,193,163)
Total equity attributable to shareholders of the Company		4,097,005	3,896,590
Attributable to non-controlling interests		(10,534)	(8,143)
		4,086,471	3,888,447
		$6,303,828	$5,835,593

Subsequent events (Note 12, Note 16(d(iv)), Note 20)
Approved on behalf of the Board of Directors

    (signed) Teresa Conway    Director            (signed) George Burns    Director
Date of approval: July 31, 2025

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Operations
For the three and six months ended June 30, 2025 and 2024
(Unaudited – in thousands of U.S. dollars except share and per share amounts)

		Three months ended		Six months ended
		June 30,		June 30,
	Note	2025	2024	2025	2024
Revenue
Metal sales	8	$451,724	$297,141	$806,969	$555,108

Cost of sales
Production costs		162,158	127,809	310,469	250,815
Depreciation and amortization		65,963	59,438	126,132	113,917
		228,121	187,247	436,601	364,732

Earnings from mine operations		223,603	109,894	370,368	190,376

Exploration and evaluation expenses		7,253	3,386	14,243	7,819
Mine standby costs		4,656	1,937	8,787	4,623
General and administrative expenses		9,521	10,265	16,587	19,759
Employee benefit plan expense		1,087	864	2,101	2,038
Share-based payments expense	13	4,183	3,676	8,545	5,725
Write-down of assets		2,476	688	5,165	1,410
Foreign exchange loss (gain)		18,524	(1,376)	24,808	(1,548)
Earnings from operations		175,903	90,454	290,132	150,550

Other expense	9	(3,012)	(5,286)	(62,739)	(14,220)
Finance costs	10	(669)	(7,085)	(12,913)	(7,053)
Earnings from continuing operations before income tax		172,222	78,083	214,480	129,277
Income tax expense	11	33,295	21,711	687	37,763
Net earnings from continuing operations		138,927	56,372	213,793	91,514
Net loss from discontinued operations, net of tax		(4,123)	(1,117)	(5,456)	(2,498)
Net earnings for the period		$134,804	$55,255	$208,337	$89,016

Net earnings (loss) attributable to:
Shareholders of the Company		138,009	55,480	210,411	89,085
Non-controlling interests		(3,205)	(225)	(2,074)	(69)
Net earnings for the period		$134,804	$55,255	$208,337	$89,016

Net earnings (loss) attributable to shareholders of the Company:
Continuing operations		138,999	56,384	210,982	91,578
Discontinued operations		(990)	(904)	(571)	(2,493)
		$138,009	$55,480	$210,411	$89,085

Net (loss) earnings attributable to non-controlling Interests:
Continuing operations		(72)	(12)	2,811	(64)
Discontinued operations		(3,133)	(213)	(4,885)	(5)
		$(3,205)	$(225)	$(2,074)	$(69)

Weighted average number of shares outstanding:
Basic	12	204,906,884	204,075,131	204,834,871	203,390,674
Diluted	12	206,960,823	205,490,897	206,734,858	204,712,604

Net earnings per share attributable to shareholders of the Company:
Basic earnings per share		$0.67	$0.27	$1.03	$0.44
Diluted earnings per share		$0.67	$0.27	$1.02	$0.44

Net earnings per share attributable to shareholders of the Company - Continuing operations:
Basic earnings per share		$0.68	$0.28	$1.03	$0.45
Diluted earnings per share		$0.67	$0.27	$1.02	$0.45

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Comprehensive Income
For the three and six months ended June 30, 2025 and 2024
(Unaudited – in thousands of U.S. dollars)

	Three months ended		Six months ended
	June 30,		June 30,
	2025	2024	2025	2024

Net earnings for the period	$134,804	$55,255	$208,337	$89,016
Other comprehensive income (loss):
Items that will not be reclassified to earnings or loss:
Change in fair value of investments in marketable securities	7,418	20,372	29,937	55,245
Income tax expense on change in fair value of investments in marketable securities	(985)	(2,745)	(4,006)	(7,448)
Actuarial gains (losses) on employee benefit plans	235	(838)	420	(755)
Income tax (expense) recovery on actuarial losses on employee benefit plans	(57)	200	(101)	178
Total other comprehensive income for the period	6,611	16,989	26,250	47,220
Total comprehensive income for the period	$141,415	$72,244	$234,587	$136,236

Total comprehensive income (loss) attributable to:
Shareholders of the Company	144,620	72,469	236,661	136,305
Non-controlling interests	(3,205)	(225)	(2,074)	(69)
	$141,415	$72,244	$234,587	$136,236

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Cash Flows
For the three and six months ended June 30, 2025 and 2024
(Unaudited – in thousands of U.S. dollars)

		Three months ended		Six months ended
		June 30,		June 30,
	Note	2025	2024	2025	2024
Cash flows generated from (used in):
Operating activities
Net earnings from continuing operations		$138,927	$56,372	$213,793	$91,514
Adjustments for:
Depreciation and amortization		66,415	60,320	127,032	115,664
Finance costs	10	669	7,085	12,913	7,053
Interest income	9	(8,964)	(6,235)	(17,221)	(11,286)
Foreign exchange loss (gain)		18,122	(325)	24,685	1,337
Income tax expense	11	33,295	21,711	687	37,763
Loss (gain) on disposal of assets		229	375	(7,059)	557
Unrealized (gain) loss on derivative contracts	9	(18,740)	11,966	44,650	28,853
Write-down of assets		2,476	688	5,165	1,410
Share-based payments expense	13	4,183	3,676	8,545	5,725
Employee benefit plan expense		1,087	864	2,101	2,038
		237,699	156,497	415,291	280,628
Property reclamation payments		(1,609)	(658)	(2,404)	(1,493)
Employee benefit plan payments		(369)	(326)	(789)	(920)
Income taxes paid		(42,705)	(29,567)	(90,820)	(49,041)
Interest received		8,964	6,235	17,221	11,286
Changes in non-cash operating working capital	14	(43,813)	(19,936)	(49,921)	(32,960)
Net cash generated from operating activities of continuing operations		158,167	112,245	288,578	207,500
Net cash generated from (used in) operating activities of discontinued operations		118	(328)	309	(218)

Investing activities
Additions to property, plant and equipment		(191,195)	(133,092)	(349,690)	(253,780)
Capitalized interest paid		(10,904)	(5,180)	(20,020)	(14,088)
Proceeds from the sale of property, plant and equipment		382	4	480	16
Proceeds from sale of mining licenses		2,500	—	2,500	—
Value added taxes related to mineral property expenditures, net		(14,357)	(6,021)	(1,051)	(2,625)
Sale (purchase) of investments in marketable securities		—	—	155,078	(11,130)
Deposit on property, plant and equipment		(3,650)	—	(9,266)	—
Decrease in other investments		—	—	—	1,136
Net cash used in investing activities of continuing operations		(217,224)	(144,289)	(221,969)	(280,471)

Financing activities
Issuance of common shares for cash, net of share issuance costs		5,214	7,703	7,527	12,319
(Distributions to) contributions from non-controlling interests		(317)	—	(317)	173
Proceeds from Term Facility - Commercial loans and RRF loans	7	180,610	111,291	180,610	126,603
Proceeds from VAT Facility	7	21,803	13,789	37,559	19,306
Repayments of VAT Facility	7	(10,014)	(15,489)	(28,404)	(15,489)
Term Facility commitment fees		(1,372)	(2,201)	(1,372)	(2,201)
Interest paid		(1,965)	(1,692)	(10,427)	(10,039)
Principal portion of lease liabilities		(1,180)	(1,052)	(2,526)	(2,164)
Purchase of shares for cancellation	12	(44,588)	—	(44,588)	—
Purchase of shares held in trust for restricted share units	12	(2,416)	—	(4,226)	(958)
Net cash generated from financing activities of continuing operations		145,775	112,349	133,836	127,550

Effect of exchange rates on cash and cash equivalents		13,712	—	21,330	—

Net increase in cash and cash equivalents		100,548	79,977	222,084	54,361
Cash and cash equivalents - beginning of period		978,142	514,747	856,797	540,473
Change in cash in disposal group held for sale		(118)	328	(309)	218
Cash and cash equivalents - end of period		$1,078,572	$595,052	$1,078,572	$595,052

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Changes in Equity
For the three and six months ended June 30, 2025 and 2024
(Unaudited – in thousands of U.S. dollars)

		Three months ended		Six months ended
		June 30,		June 30,
	Note	2025	2024	2025	2024
Share capital
Balance beginning of period		$3,442,250	$3,419,937	$3,433,778	$3,413,365
Shares issued upon exercise of share options		6,098	7,703	8,411	12,319
Shares issued upon exercise of performance share units		—	499	5,282	499
Transfer of contributed surplus on exercise of options		2,307	3,128	3,184	5,084
Shares repurchased and cancelled, net of tax		(26,405)	—	(26,405)	—
Share issuance costs		(811)	—	(811)	—
Balance end of period	12	$3,423,439	$3,431,267	$3,423,439	$3,431,267

Shares held in trust for restricted share units
Balance beginning of period		$(12,965)	$(13,128)	$(12,970)	$(19,263)
Shares purchased and held in trust for restricted share units		(2,416)	—	(4,226)	(958)
Shares redeemed upon exercise of restricted share units		6,219	971	8,034	8,064
Balance end of period	12	$(9,162)	$(12,157)	$(9,162)	$(12,157)

Contributed surplus
Balance beginning of period		$2,607,605	$2,608,886	$2,612,762	$2,617,216
Shares repurchased and cancelled		(19,074)	—	(19,074)	—
Share-based payment arrangements		3,042	3,284	5,859	4,003
Shares redeemed upon exercise of restricted share units		(6,219)	(971)	(8,034)	(8,064)
Shares redeemed upon exercise of performance share units		—	(499)	(5,282)	(499)
Transfer to share capital on exercise of options		(2,307)	(3,128)	(3,184)	(5,084)
Balance end of period		$2,583,047	$2,607,572	$2,583,047	$2,607,572

Accumulated other comprehensive (loss) income
Balance beginning of period		$(27,681)	$25,480	$56,183	$(4,751)
Other comprehensive earnings for the period attributable to shareholders of the Company		6,611	16,989	26,250	47,220
Reclassification of accumulated other comprehensive income on derecognition of investment in marketable securities		—	—	(103,503)	—
Balance end of period		$(21,070)	$42,469	$(21,070)	$42,469

Deficit
Balance beginning of period		$(2,017,258)	$(2,454,815)	$(2,193,163)	$(2,488,420)
Net earnings attributable to shareholders of the Company		138,009	55,480	210,411	89,085
Reclassification of accumulated other comprehensive income on derecognition of investment in marketable securities		—	—	103,503	—
Balance end of period		$(1,879,249)	$(2,399,335)	$(1,879,249)	$(2,399,335)
Total equity attributable to shareholders of the Company		$4,097,005	$3,669,816	$4,097,005	$3,669,816

Non-controlling interests
Balance beginning of period		$(7,012)	$(5,853)	$(8,143)	$(6,182)
Loss attributable to non-controlling interests		(3,205)	(225)	(2,074)	(69)
(Distributions to) contributions from non-controlling interests		(317)	—	(317)	173
Balance end of period		$(10,534)	$(6,078)	$(10,534)	$(6,078)
Total equity		$4,086,471	$3,663,738	$4,086,471	$3,663,738

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2025 and 2024
(Unaudited – tables expressed in thousands of U.S. dollars, except number of shares, unless otherwise stated)
1. General Information
Eldorado Gold Corporation (individually or collectively with its subsidiaries, as applicable, “Eldorado” or the “Company”) is a gold and base metals mining, development, and exploration company. The Company has mining operations, ongoing development projects and exploration in Turkiye, Canada, and Greece.
Eldorado is a public company listed on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”) and is incorporated under the Canada Business Corporations Act.
The Company's head office and principal address is located at 550 Burrard Street, Suite 1188, Vancouver, British Columbia, Canada, V6C 2B5.

2. Basis of preparation
(a)Statement of compliance
These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 ‘Interim Financial Reporting’. They do not include all of the information and footnotes required by International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board for full annual financial statements and should be read in conjunction with the Company’s annual audited consolidated financial statements as at and for the year ended December 31, 2024.
The same accounting policies were used in the preparation of these unaudited condensed consolidated interim financial statements as for the most recent audited annual consolidated financial statements except as described below for adoption of new accounting standards and reflect all the adjustments necessary for fair presentation in accordance with IFRS for the interim periods presented.
All amounts are presented in U.S. dollars ("$") unless otherwise stated.
These unaudited condensed consolidated interim financial statements were authorized for issue by the Company’s Board of Directors on July 31, 2025.
(b)Critical accounting estimates and judgements
The preparation of these unaudited condensed consolidated interim financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.
Significant judgements made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty are the same as those that applied to the audited annual consolidated financial statements as at and for the year ended December 31, 2024.

3. Material accounting policies
Adoption of new accounting standards
The following amendments to standards were effective for annual periods beginning on or after January 1, 2025:
•Lack of Exchangeability – Amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates
There was no material impact on the Company's consolidated financial statements from the adoption of these amendments.

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2025 and 2024
(Unaudited – tables expressed in thousands of U.S. dollars, except number of shares, unless otherwise stated)
4. Accounts receivable and other

	June 30, 2025	December 31, 2024

Trade receivables	$75,192	$57,832
Value added tax and other taxes recoverable	49,687	30,984
Other receivables and advances	30,782	21,128
Prepaid expenses and deposits	19,736	20,732
Deferred consideration (i)	60,000	60,000
	$235,397	$190,676
(i) On October 27, 2021, the Company completed a sale of the Tocantinzinho Project ("TZ"), a non-core gold asset, located in Brazil. The Company entered into a definitive agreement (the "GMIN Agreement") with G Mining Ventures Corp. (“GMIN”) to divest TZ. Under the terms of the GMIN Agreement, Eldorado will receive a deferred consideration of $60.0 million in cash, payable on or before the first anniversary following TZ commencing commercial production (“Deferred Consideration”). The $60.0 million gain was recognized in other income in Q3 2024. GMIN declared commercial production on September 3, 2024.

5. Inventories

	June 30, 2025	December 31, 2024

Ore stockpiles	$16,329	$15,286
In-process inventory and finished goods	147,085	137,599
Materials and supplies	126,946	126,110
	$290,360	$278,995
The presentation of the prior period amounts were amended to conform with the presentation adopted in the current period, specifically the reclassification of amounts between line items in the note.

6. Other assets

	June 30, 2025	December 31, 2024

Investments in marketable securities and debt securities	$43,449	$172,168
Value added tax and other taxes recoverable	76,906	77,610
Prepaid loan costs	2,785	3,489
Deposits and other	5,105	6,083
	$128,245	$259,350
Less: current marketable securities and debt securities (i)	—	(138,932)
Non-current other assets	$128,245	$120,418
(i) The remaining GMIN investment held at December 31, 2024 was sold in January 2025 for CDN $223.1 million ($155.1 million).

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2025 and 2024
(Unaudited – tables expressed in thousands of U.S. dollars, except number of shares, unless otherwise stated)
7. Debt

	June 30, 2025	December 31, 2024

Senior Notes, net of unamortized transaction fees of $4,105 (2024 – $4,525) and initial redemption option of $2,815 (2024 - $3,103)	$498,710	$498,578
Redemption option derivative asset	(15,497)	(7,575)
Commercial Loan Facility, net of unamortized transaction fees of $21,414 (2024 - $21,751)	458,416	293,550
RRF Facility, net of unamortized transaction fees of $5,035 (2024 - $5,445)	193,707	119,935
VAT Facility, net of unamortized transaction fees of $447 (2024 - $559)	21,812	10,937
	$1,157,148	$915,425
(a) Senior Notes
On August 26, 2021, the Company completed an offering of $500 million senior unsecured notes with a coupon rate of 6.25% due September 1, 2029 (the “Senior Notes”). The Senior Notes pay interest semi-annually on March 1 and September 1, which began on March 1, 2022. The Senior Notes are guaranteed by Eldorado Gold (Netherlands) B.V., SG Resources B.V., Tuprag Metal Madencilik Sanayi ve Ticaret AS, and Eldorado Gold (Quebec) Inc., all wholly-owned subsidiaries of the Company.
The Senior Notes contain certain redemption features that constitute an embedded derivative asset, which is recognized separately at fair value and is classified as fair value through profit and loss. The increase in fair value for the six months ended June 30, 2025 is $7.9 million (six months ended June 30, 2024 – $2.0 million) and the increase in fair value for the three months ended June 30, 2025 is $7.3 million (three months ended June 30, 2024 – decrease of $0.1 million). The changes in fair value are recognized in finance costs (Note 10).
The Senior Notes contain covenants that restrict, among other things, distributions in certain circumstances and sales of certain material assets, in each case, subject to certain conditions. The Company is in compliance with these covenants as at June 30, 2025.
The fair market value of the Senior Notes as at June 30, 2025 is $501.0 million (December 31, 2024 – $491.4 million).
(b) Skouries Project Financing Facility
On April 5, 2023, the Company entered into a project financing facility for the development of the Skouries Project in Northern Greece. This includes a €480.4 million commercial loan facility ("Commercial Loan Facility"), €200.0 million of funds from the Greek Recovery and Resilience Fund ("RRF Facility") and a contingent overrun facility ("Contingent Overrun Facility") for an additional €60.0 million (the Commercial Loan Facility, the RRF Facility and the Contingent Overrun Facility, together the "Term Facility"). The Term Facility is non-recourse to Eldorado Gold Corporation and is secured by the Skouries Project and the Hellas Gold operating assets. The project financing facility also includes a €30.0 million revolving credit facility ("VAT Facility") to fund reimbursable value added tax expenditures relating to the Skouries Project.
The Company's equity commitment for the project is backstopped by a letter of credit in the amount of €256.8 million ($301.0 million) as at June 30, 2025, issued under the Company's $350.0 million revolving senior secured credit facility ("Credit Facility") (Note 7(c)). The letter of credit will be reduced Euro for Euro as the Company invests further equity in the Skouries Project.
The Term Facility includes the following components:
i.Commercial Loan Facility - €480.4 million at a variable interest rate comprised of 6-month Euribor plus a fixed margin, with 70% of the variable rate exposure economically hedged through an interest rate swap for the term of the facility (Note 16(d)(ii)).

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2025 and 2024
(Unaudited – tables expressed in thousands of U.S. dollars, except number of shares, unless otherwise stated)
7. Debt (continued)
(b) Skouries Project Financing Facility (continued)
ii.RRF Facility - €100.0 million at a fixed interest rate of 3.04% and €100.0 million at a fixed interest rate of 4.06%, both for the term of the facility.
iii.Contingent Overrun Facility - €60.0 million for additional capital costs at a variable interest rate comprised of 6-month Euribor plus a fixed margin with 70% of the variable rate exposure economically hedged through an interest rate swap for the term of the facility (Note 16(d)(ii)).
In the six months ended June 30, 2025, the Company completed one drawdown on the Term Facility totalling €154.1 million ($180.6 million), including €105.9 million ($124.1 million) of commercial loans and €48.2 million ($56.5 million) from the RRF loans. Additionally, in the six months ended June 30, 2025, the Company completed drawdowns on the VAT revolving credit facility totalling €33.9 million ($37.6 million) and made repayments of €26.0 million ($28.4 million) during the period.
Cumulative drawdowns on the Term Facility since inception amount to €595.7 million ($698.1 million).
In April 2023, in accordance with the requirements of the Term Facility, the Company entered into a secured hedging program including gold and copper commodity swaps, an interest rate swap and U.S. dollar to Euro forward contracts (Note 16(d)).
Drawings from the Term Facility will continue on a periodic basis through the earlier of March 31, 2026 or three months following completion of the Skouries Project, unless fully drawn prior to these dates. In January 2025, Eldorado exercised a deferral option, which extends drawings from the Term Facility through the earlier of August 26, 2026, or three months following completion of the Skouries Project. Due to Eldorado exercising the deferral option in January 2025, repayment of the Term Facility will commence on December 31, 2026, with 13 semi-annual installments, through to December 31, 2032.
Proceeds from the VAT Facility will be drawn and repaid on a revolving basis, with a maturity date of the earlier of June 30, 2027 or 18 months following completion of the Skouries Project.
The Term Facility contains a number of standard financial covenants, including debt service and leverage ratios. The Company is in compliance with its covenants as at June 30, 2025.
As at June 30, 2025, €233.5 million ($273.7 million) (December 31, 2024 - €157.3 million ($163.4 million)) of cash and cash equivalents are designated for the use of constructing the Skouries Project and to fund reimbursable VAT expenditures relating to the Skouries Project.
(c) Senior Secured Credit Facility
On June 27, 2024, the Company entered into an agreement with a syndicate of lenders to increase the existing revolving senior secured credit facility ("Credit Facility") from $250 million to $350 million, with an option to increase the available credit by $100 million through an accordion feature, and to extend the facility to a maturity date of June 27, 2028.
The Company's equity commitment for the Skouries Project is backstopped by a letter of credit issued under the Company's Credit Facility. As at June 30, 2025, after taking into account investments in the Skouries Project to date and revised costs to complete, the amount outstanding under the letter of credit for Skouries was €256.8 million ($301.0 million) and the Company's available balance on the Credit Facility was $48.7 million. The letter of credit will continue to be reduced Euro for Euro as the Company invests further in the Skouries Project.
The Credit Facility is subject to standard conditions and covenants. At June 30, 2025, the Company was in compliance with the applicable covenants. The Company is required to comply with covenants which include an interest coverage ratio (maintain an interest coverage ratio with respect to each rolling four quarter period of not less than 3.00:1.00) and a net leverage ratio (maintain a net leverage ratio with respect to each rolling four quarter period of not more than 3.50:1.00).

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2025 and 2024
(Unaudited – tables expressed in thousands of U.S. dollars, except number of shares, unless otherwise stated)
8. Revenue
For the three months ended June 30, 2025, revenue from contracts with customers by product and segment was as follows:

	Turkiye	Canada	Greece	Total

Gold revenue - doré	$148,959	$164,300	$—	$313,259
Gold revenue - concentrate	66,982	—	50,691	117,673
Silver revenue - doré	1,394	500	—	1,894
Silver revenue - concentrate	1,770	—	9,734	11,504
Lead revenue - concentrate	—	—	4,746	4,746
Zinc revenue - concentrate	—	—	6,645	6,645
Revenue from contracts with customers	$219,105	$164,800	$71,816	$455,721
Provisional adjustments on current year concentrate sales	709	—	(1,420)	(711)
Provisional adjustments on prior year concentrate sales	1,228	—	(4,514)	(3,286)
	$221,042	$164,800	$65,882	$451,724

For the three months ended June 30, 2024, revenue from contracts with customers by product and segment were as follows:

	Turkiye	Canada	Greece	Total

Gold revenue - doré	$93,059	$102,388	$—	$195,447
Gold revenue - concentrate	52,202	—	32,849	85,051
Silver revenue - doré	918	452	—	1,370
Silver revenue - concentrate	1,517	—	5,995	7,512
Lead revenue - concentrate	—	—	4,220	4,220
Zinc revenue - concentrate	—	—	3,163	3,163
Revenue from contracts with customers	$147,696	$102,840	$46,227	$296,763
Provisional adjustments on current year concentrate sales	1,661	—	796	2,457
Provisional adjustments on prior year concentrate sales	(31)	—	(2,048)	(2,079)
	$149,326	$102,840	$44,975	$297,141

The presentation of the prior period note was amended to conform with the presentation adopted in the current period including the reclassification of amounts between line items in the note.

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2025 and 2024
(Unaudited – tables expressed in thousands of U.S. dollars, except number of shares, unless otherwise stated)
8. Revenue (continued)
For the six months ended June 30, 2025, revenue from contracts with customers by product and segment were as follows:

	Turkiye	Canada	Greece	Total

Gold revenue - doré	$276,726	$285,894	$—	$562,620
Gold revenue - concentrate	117,534	—	83,867	201,401
Silver revenue - doré	2,862	947	—	3,809
Silver revenue - concentrate	3,215	—	16,307	19,522
Lead revenue - concentrate	—	—	7,890	7,890
Zinc revenue - concentrate	—	—	11,153	11,153
Revenue from contracts with customers	$400,337	$286,841	$119,217	$806,395
Provisional adjustments on current year concentrate sales	2,712	—	(474)	2,238
Provisional adjustments on prior year concentrate sales	4,692	—	(6,356)	(1,664)
	$407,741	$286,841	$112,387	$806,969

For the six months ended June 30, 2024, revenue from contracts with customers by product and segment were as follows:

	Turkiye	Canada	Greece	Total

Gold revenue - doré	$169,281	$195,386	$—	$364,667
Gold revenue - concentrate	90,355	—	63,688	154,043
Silver revenue - doré	1,762	907	—	2,669
Silver revenue - concentrate	3,158	—	13,954	17,112
Lead revenue - concentrate	—	—	9,092	9,092
Zinc revenue - concentrate	—	—	7,629	7,629
Revenue from contracts with customers	$264,556	$196,293	$94,363	$555,212
Provisional adjustments on current year concentrate sales	2,147	—	2,105	4,252
Provisional adjustments on prior year concentrate sales	977	—	(5,333)	(4,356)
	$267,680	$196,293	$91,135	$555,108

The presentation of the prior period note was amended to conform with the presentation adopted in the current period including the reclassification of amounts between line items in the note.

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2025 and 2024
(Unaudited – tables expressed in thousands of U.S. dollars, except number of shares, unless otherwise stated)
9. Other expense

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024

Unrealized gain (loss) on derivative instruments	$18,740	$(11,966)	$(44,650)	$(28,853)
Realized (loss) gain on derivative instruments	(30,441)	462	(41,340)	462
Interest income	8,964	6,235	17,221	11,286
Other	(275)	(17)	6,030	2,885
	$(3,012)	$(5,286)	$(62,739)	$(14,220)

10. Finance costs

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024

Interest cost on Senior Notes	$7,879	$7,875	$15,757	$15,749
Interest cost on Term Facility	8,762	2,608	15,492	6,311
Change in fair value of redemption option derivative (Note 7)	(7,344)	114	(7,922)	(2,029)
Discount on disposal of marketable securities	—	—	5,147	—
Other interest and financing costs (recovery)	1,441	1,585	2,878	(1,548)
Asset retirement obligation accretion	1,478	1,217	2,957	2,434
Interest expense on lease liabilities	429	392	839	791
Total finance costs	$12,645	$13,791	$35,148	$21,708
Less: capitalized interest	(11,976)	(6,706)	(22,235)	(14,655)
	$669	$7,085	$12,913	$7,053

11. Income tax expense

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024

Current tax expense	$44,554	$20,741	$91,753	$33,179
Deferred tax (recovery) expense	(11,259)	970	(91,066)	4,584
	$33,295	$21,711	$687	$37,763

Deferred tax includes the recognition of a $73.5 million deferred tax asset on tax attributes that became available in Q1 2025.

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2025 and 2024
(Unaudited – tables expressed in thousands of U.S. dollars, except number of shares, unless otherwise stated)
12. Share capital and earnings per share
(a) Share capital

	2025		2024
Voting common shares	Number of Shares	Total	Number of Shares	Total

Issued and outstanding, beginning of year	204,946,024	$3,433,778	203,138,351	$3,413,365
Shares issued upon exercise of share options	817,268	8,411	1,595,053	12,319
Estimated fair value of share options exercised transferred from contributed surplus	—	3,184	—	5,084
Shares issued on redemption of PSU's	284,411	5,282	27,874	499
Shares purchased and cancelled (i)	(2,167,400)	(26,405)	—	—
Share issuance cost	—	(811)	—	—
Issued and outstanding, June 30	203,880,303	$3,423,439	204,761,278	$3,431,267
Shares held in trust for restricted share units, beginning of year	(344,839)	(12,970)	(762,819)	(19,263)
Purchased and held in trust for future settlement of restricted share units (ii)	(244,000)	(4,226)	(82,000)	(958)
Released for settlement of restricted share units	261,446	8,034	541,393	8,064
Shares held in trust for restricted share units, June 30	(327,393)	(9,162)	(303,426)	(12,157)
Issued and outstanding, net of shares held in trust, June 30	203,552,910	$3,414,277	204,457,852	$3,419,110

i)    During the six months ended June 30, 2025, 2,167,400 shares were purchased and cancelled by the Company in accordance with its normal course issuer bid ("NCIB") at an average price of C$28.20 per share for total consideration of C$61.1 million ($44.6 million) (six months ended June 30, 2024: Nil). C$26.0 million ($19.1 million) of the consideration paid was recorded in contributed surplus.

Subsequent to period end, the Company has repurchased an additional 680,953 shares in accordance with its NCIB at an average price of C$27.71 ($20.29) per share for total consideration of C$18.9 million ($13.8 million).

ii)    During the six months ended June 30, 2025, 244,000 additional shares were purchased in accordance with the NCIB at an average price of C$24.28 per share for total consideration of C$5.9 million ($4.2 million) (six months ended June 30, 2024: 82,000 shares at an average price of C$16.03 for a total consideration of C$1.3 million ($1.0 million)). These shares were held in trust by a third-party trustee to facilitate the settlement of the Company's obligations under its restricted share unit plan.

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2025 and 2024
(Unaudited – tables expressed in thousands of U.S. dollars, except number of shares, unless otherwise stated)
12. Share capital and earnings per share (continued)
(b) Earnings per share
The weighted average number of common shares for the purpose of diluted earnings per share reconciles to the weighted average number of common shares used in the calculation of basic earnings per share as follows:

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024

Weighted average number of common shares used in the calculation of basic earnings per share	204,906,884	204,075,131	204,834,871	203,390,674
Dilutive impact of share options	929,667	608,148	793,282	542,170
Dilutive impact of restricted share units and restricted share units with performance criteria	293,672	333,791	314,749	445,864
Dilutive impact of performance share units	830,600	473,827	791,956	333,896
Weighted average number of common shares used in the calculation of diluted earnings per share	206,960,823	205,490,897	206,734,858	204,712,604

As at June 30, 2025, 36,815 options (June 30, 2024 – 29,881) were excluded from the dilutive weighted-average number of common shares calculation because their effect would have been anti-dilutive.

13. Share-based payments expense

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024

Share options	$1,138	$1,130	$1,976	$1,785
Restricted shares with no performance criteria	1,138	1,076	2,202	1,603
Restricted shares with performance criteria	—	—	—	(630)
Performance shares	766	1,078	1,681	1,245
Deferred units	1,141	392	2,686	1,722
	$4,183	$3,676	$8,545	$5,725

14. Supplementary cash flow information

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Changes in non-cash working capital:
Accounts receivable and other	$(20,361)	$(19,292)	$(24,833)	$(1,033)
Inventories	(14,090)	(6,053)	(16,762)	(17,845)
Accounts payable and accrued liabilities	(9,362)	5,409	(8,326)	(14,082)
	$(43,813)	$(19,936)	$(49,921)	$(32,960)

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2025 and 2024
(Unaudited – tables expressed in thousands of U.S. dollars, except number of shares, unless otherwise stated)
15. Commitments and contractual obligations
The Company's commitments and contractual obligations that had significant changes as at June 30, 2025 compared to December 31, 2024 include:

	Within 1 Year	2 Years	3 Years	4 Years	5 Years	Over 5 Years	Total

Debt - Term Facility	$—	$117,950	$95,691	$87,717	$119,614	$299,419	$720,391
Purchase obligations	$8,579	$2,847	$5	$—	$—	$—	$11,431
Leases	$7,841	$6,260	$2,914	$1,789	$1,292	$4,675	$24,771
Debt obligations represent required repayments of principal for the Term Facility and excludes interest on debt. Purchase obligations relate primarily to capital projects at Skouries.

16. Derivative financial instruments

	June 30, 2025	December 31, 2024

Assets
Foreign currency collars (a)	$2,984	$—
Foreign currency forward contracts - Term Facility (d(iii))	16,242	—
Warrants	80	52
Total derivative assets	$19,306	$52

Classified as:	June 30, 2025	December 31, 2024

Current	$4,165	$52
Non-Current	15,141	—
	$19,306	$52

	June 30, 2025	December 31, 2024

Liabilities
Foreign currency collars (a)	$—	$194
Euro forward contracts (b)	—	2,353
Gold collars (c)	66,281	20,465
Gold commodity swaps - Term Facility (d(i))	38,401	18,149
Copper commodity swaps - Term Facility (d(i))	7,625	3,165
Interest rate swaps - Term Facility (d(ii))	12,927	12,167
Foreign currency forward contracts - Term Facility (d(iii))	—	4,837
Total derivative liabilities	$125,234	$61,330

Classified as:	June 30, 2025	December 31, 2024

Current	$70,927	$25,587
Non-Current	54,307	35,743
	$125,234	$61,330

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2025 and 2024
(Unaudited – tables expressed in thousands of U.S. dollars, except number of shares, unless otherwise stated)
16. Derivative financial instruments (continued)
(a)Foreign Currency Collars
In December 2024, the Company entered into new zero-cost collars that mature monthly from January to December 2025 (Canadian dollar collars - $7.5 million monthly; Euro collars - $6.0 million monthly).
These derivatives are not designated as hedging instruments. Changes in the fair value of the foreign currency collars are recorded in other income (expense).
As at June 30, 2025, the Company's outstanding currency derivative instruments were as follows:

2025

Canadian dollar collar contracts	$45,000
Weighted average put strike price (USD:CDN)	1.33
Weighted average call strike price (USD:CDN)	1.56

Euro collar contracts	$36,000
Weighted average put strike price (EUR:USD)	1.10
Weighted average call strike price (EUR:USD)	1.00
During the six months ended June 30, 2025, Canadian dollar collars totalling $45.0 million expired without financial settlement, and Euro collars totalling $36.0 million expired with financial settlement on which a $0.6 million realized gain was recognized.
During the three months ended June 30, 2025, Canadian dollar collars totalling $22.5 million expired without financial settlement, and Euro collars totalling $18.0 million expired with financial settlement on which a $0.6 million realized gain was recognized.
(b)Euro Forward Contracts
In August 2023, the Company entered into foreign exchange forward contracts to fix the U.S. Dollar to Euro exchange rate for a portion of the Company’s equity commitment for the Skouries project. From June 30, 2024 to May 31, 2025, €5.0 million was delivered to the Company every month at a forward rate of EUR/USD 1.1160 and from June 2024 to May 2025, €2.5 million was delivered to the Company every month at a forward rate of EUR/USD 1.0785. The foreign currency forward contracts were not designated as hedging instruments.
During the six months ended June 30, 2025, €37.5 million was delivered to the Company, on which a $0.7 million realized loss was recognized (six months ended June 30, 2024 - $0.2 million realized loss). During the three months ended June 30, 2025, €15.0 million was delivered to the Company, on which a $0.5 million realized gain was recognized (three months ended June 30, 2024 - $0.2 million realized loss). Changes in the fair value of the foreign currency and settlement (losses) and gains have been recorded in other (expense) income.

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2025 and 2024
(Unaudited – tables expressed in thousands of U.S. dollars, except number of shares, unless otherwise stated)
16. Derivative financial instruments (continued)
(c)Gold Collars
In May 2023, the Company entered into zero-cost collars (purchase of a put option and sale of a call option) to reduce the risk associated with fluctuations of the price of gold and to manage cash flow variability during the construction period of Skouries. Under the gold collars, 16,667 ounces settle monthly during the period from June 2023 through December 2025.
These derivatives are not designated as hedging instruments. Changes in the fair value of the gold collars are recorded in other expense.
As at June 30, 2025, the Company's outstanding gold collars were as follows:

2025

Gold ounces	100,002
Weighted average put strike price per ounce	US$1,900
Weighted average call strike price per ounce	US$2,667
During the six months ended June 30, 2025, 100,002 ounces were settled (six months ended June 30, 2024 – 100,002 expired), on which a $40.4 million realized derivative loss was recognized (six months ended June 30, 2024 – nil). During the three months ended June 30, 2025, 50,001 ounces were settled (three months ended June 30, 2024 – 50,001 expired), on which a $30.6 million realized derivative loss was recognized (three months ended June 30, 2024 – nil).
(d)Term Facility Derivative Arrangements
(i) Gold and Copper Commodity Swaps - Term Facility
In April 2023, in conjunction with the Term Facility, the Company entered into gold and copper commodity swap contracts for settlement on July 7, 2026 based on the average applicable commodity price over the period of June 1, 2026 to June 30, 2026. The gold commodity swap contracts total 32,000 ounces at a forward price of US$2,160 per ounce and will be financially settled. The copper commodity swap contracts total 6,160 tonnes of copper at a forward price of US$8,525 per tonne and will be financially settled.
These derivatives have not been designated as hedging instruments. Changes in the fair value of the gold and copper forward sales contracts are recorded in other expense.

(ii) Interest Rate Swaps - Term Facility
In April 2023, in conjunction with the Term Facility, the Company entered into interest rate swaps covering 70% of the variable interest rate exposure under the six-months Euribor index, excluding the Contingent Overrun Facility. The interest rate swaps have a fixed rate of 3.11% and mature on December 31, 2032. The interest payment frequency is every six months.
The interest rate swaps have not been designated as hedging instruments. Changes in the fair value of the interest rate swaps are recorded in other expense.
In June 2024, the Company entered into interest rate swaps covering 70% of the variable interest rate exposure of the Contingent Overrun Facility, under the six-months Euribor index. The interest rate swaps have a fixed rate of 2.748% and mature on December 31, 2032. The interest payment frequency is every six months.
During the three and six months ended June 30, 2025, interest rate swap settlements resulted in a realized derivative loss of $0.9 million for the Company (three and six months ended June 30, 2024 – $0.7 million realized cash gain).

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2025 and 2024
(Unaudited – tables expressed in thousands of U.S. dollars, except number of shares, unless otherwise stated)
16. Derivative financial instruments (continued)
(d) Term Facility Derivative Arrangements (continued)
(iii) Foreign Currency Forward Contracts - Term Facility
In April 2023, in conjunction with the Term Facility, the Company entered into foreign exchange forward contracts to fix the U.S. Dollar to Euro exchange rate for a portion of the Term Facility repayments. From June 30, 2026 to December 31, 2029, €17.0 million will be delivered to the Company every six months at an average forward rate of EUR/USD 1.1473. From June 28, 2030 to December 30, 2032, €11.4 million will be delivered to the Company every six months at an average forward rate of EUR/USD 1.1704.
The foreign currency forward contracts have not been designated as hedging instruments. Changes in the fair value of the foreign currency forward contracts will be recorded in other expense.

(iv) Gold Collars - Term Facility
In July 2025, in conjunction with the Term Facility, the Company entered into zero-cost collars (purchase of a put option and sale of a call option) which settle monthly covering the period from July 1, 2027 to December, 31 2027. The gold collars total 28,000 ounces with a put strike price of $3,000 per ounce and a call strike price of $4,537 per ounce.
These derivatives have not been designated as hedging instruments. Changes in the fair value of the gold collars will be recorded in other expense.

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2025 and 2024
(Unaudited – tables expressed in thousands of U.S. dollars, except number of shares, unless otherwise stated)
17. Financial instruments by category
Fair values are determined directly by reference to published price quotations in an active market, when available, or by using a valuation technique that uses inputs observed from relevant markets.
The three levels of the fair value hierarchy are described below:
•Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
•Level 2 – Inputs that are observable, either directly or indirectly, but do not qualify as Level 1 inputs (i.e., quoted prices for similar assets or liabilities).
•Level 3 – Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).
The table below provides the carrying value and fair value of financial instruments at June 30, 2025 and December 31, 2024. There were no amounts transferred between levels of the fair value hierarchy during the period. Financial assets and liabilities carried at amortized cost and whose carrying amount approximates fair values due to their short-term maturities are excluded from the table including cash and cash equivalents, term deposits, restricted cash, accounts receivable and other, other assets, accounts payable and accrued liabilities.

	June 30, 2025			December 31, 2024
	Carrying amount		Fair value	Carrying amount		Fair value
	Level 1(10)	Level 2		Level 1(10)	Level 2

Marketable securities (1)	$37,787	$—	$37,787	$166,723	$—	$166,723
Debt securities (2)	5,662	—	5,662	5,445	—	5,445
Settlement receivables (3)	—	75,192	75,192	—	57,832	57,832
Deferred consideration (4)	—	60,000	60,000		60,000	60,000
Deferred unit liability (5)	(8,912)	—	(8,912)	(5,778)	—	(5,778)
Senior Notes, excluding derivative asset (6)	—	(498,710)	(501,000)	—	(498,578)	(491,350)
Redemption option derivative asset (7)	—	15,497	15,497	—	7,575	7,575
Project financing facility (8)	—	(673,935)	(673,935)	—	(424,422)	(424,422)
Derivative assets (9)	—	19,306	19,306	—	52	52
Derivative liabilities (9)	—	(125,234)	(125,234)	—	(61,330)	(61,330)
Net financial assets (liabilities)	$34,537	$(1,127,884)	$(1,095,637)	$166,390	$(858,871)	$(685,253)

(1)Marketable securities include publicly-traded equity investments classified as fair value through other comprehensive income.
(2)Debt securities include publicly-traded debt securities classified as fair value through other comprehensive income.
(3)Settlement receivables arise from provisional pricing in contracts for the sale of metals in concentrate classified as fair value through profit and loss with fair value determined based on forward metal prices for the quotational period. Changes in fair value are recorded in revenue.
(4)The deferred consideration is carried at amortized cost and approximates fair value (Note 4).
(5)Deferred units liability classified as fair value through profit and loss with fair value based on observable prices in active markets.
(6)Senior Notes, excluding the redemption option derivative asset (Note 7), is carried at amortized cost. The fair value of the Senior Notes is based on observable prices in inactive markets.
(7)The redemption option derivative asset is an embedded derivative separately recognized to reflect the redemption features of the Senior Notes and is classified as fair value through profit and loss (Note 7) with fair value based on models using observable interest rate inputs. Changes in fair value are recorded in finance costs.
(8)The project financing facility includes the Term Facility and the VAT Facility (Note 7), and is carried at amortized cost. The fair value approximates the carrying amount.
(9)Derivative assets and liabilities are classified as fair value through profit and loss (Note 16) with fair value based on observable prices in active markets.
(10)The fair value of financial instruments traded in active markets are based on quoted market prices at the date of the statements of financial position. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The quoted market price used for financial assets held by the group is the current bid price.

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2025 and 2024
(Unaudited – tables expressed in thousands of U.S. dollars, except number of shares, unless otherwise stated)
18. Financial risk management
Eldorado’s activities expose it to a variety of financial risks. Significant changes to the Company’s financial risks and overall risk management program as at June 30, 2025 are outlined below.
Foreign Exchange Risk
The Company is exposed to foreign exchange risk arising from transactions denominated in foreign currencies, particularly from its operations in Turkiye, Canada and Greece.
The Company continues to use zero-cost collars to reduce the risk associated with fluctuations of the Euro and Canadian dollar (Note 16(a)) at the Olympias mine and Lamaque Complex, respectively.
In conjunction with the Term Facility, the Company also uses foreign currency forward contracts to fix the U.S. Dollar to Euro exchange rate for a portion of the Term Facility repayments (Note 16(d)(iii)), reducing its exposure to foreign exchange risk.
Metal Price and Global Market Risk
The Company is subject to price risk for fluctuations in the market price of gold and other metals.
In conjunction with the Term Facility, the Company continues to use gold and copper commodity swap contracts, reducing its exposure to fluctuations in future metal prices. The contracts settle on July 7, 2026 based on the average applicable commodity price over the period of June 1, 2026 to June 30, 2026 (Note 16(d)(i)).
The Company also uses zero-cost gold collars to reduce the risk associated with fluctuations of the price of gold and to manage cash flow variability during the construction period of Skouries. Under the gold collars, 16,667 ounces settle monthly during the period from June 2023 through December 2025 (Note 16(c)).
Interest Rate Risk
Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market interest rates.
Borrowings under the Term Facility include amounts at variable rates based on six-months EURIBOR index. To reduce interest rate risk, the Company has entered into an interest rate swap covering 70% of the variable interest rate exposure related to the Term Facility (Note 16(d)(ii)).
Credit Risk
Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss.
The Company manages credit risk by entering into business arrangements with high credit-quality counterparties, limiting the amount of exposure to each counterparty and monitoring the financial condition of counterparties. The Company also monitors the credit ratings of all financial institutions in which it holds cash and investments.
Liquidity Risk
Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments.
The Company's equity commitment for the Skouries project is backstopped by a letter of credit issued under the Credit Facility. As at June 30, 2025, after giving effect to investments in the project to date (including the proceeds from the EBRD investment), the amount outstanding under the letter of credit for Skouries was €256.8 million ($301.0 million) and the Company's available balance on the revolving credit facility was $48.7 million. The letter of credit will continue to be reduced Euro for Euro as the Company invests further in the Skouries Project.

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2025 and 2024
(Unaudited – tables expressed in thousands of U.S. dollars, except number of shares, unless otherwise stated)
19. Segment information
Identification of reportable segments
The Company has identified its operating segments based on the internal reports that are reviewed and used by the chief executive officer and the executive management (the chief operating decision makers or “CODM”) in assessing performance and in determining the allocation of resources.
The CODM consider the business from both a geographic and product perspective and assess the performance of the operating segments based on measures of profit and loss as well as assets and liabilities. These measures include earnings (loss) from mine operations, expenditures on exploration, income tax expense (recovery), property, plant and equipment, and total debt. As at June 30, 2025, Eldorado had five reportable segments based on the geographical location of mining and exploration and development activities.
Geographical segments
Geographically, the operating segments are identified by country and by operating mine. The Turkiye reporting segment includes the Kişladağ and the Efemçukuru mines and exploration activities in Turkiye. The Canada reporting segment includes Lamaque Complex and exploration activities in Canada. The Greece reporting segment includes the Olympias mine, the Skouries and Perama Hill projects and exploration activities in Greece. The Greece segment also includes the Stratoni mine and mill, which transitioned to care and maintenance during 2022. The Romania reporting segment includes the Certej project and exploration activities in Romania, and is classified as a disposal group held for sale at June 30, 2025. Other reporting segment includes operations of Eldorado’s corporate offices.
Financial information about each of these operating segments is reported to the CODM on a monthly basis. The mines in each of the reporting segments share similar economic characteristics and have been aggregated accordingly.

As at and for the three months ended June 30, 2025	Turkiye	Canada	Greece	Romania*	Other	Total

Earnings and loss information
Revenue	$221,042	$164,800	$65,882	$—	$—	$451,724
Production costs	81,200	36,140	44,818	—	—	162,158
Depreciation and amortization	29,559	20,648	15,756	—	—	65,963
Earnings from mine operations	$110,283	$108,012	$5,308	$—	$—	$223,603

Other significant items of income and expense
Write-down of assets	$893	$199	$1,384	$—	$—	$2,476
Exploration and evaluation expenses	2,751	2,975	116	—	1,411	7,253
Mine standby costs	—	1,473	3,183	—	—	4,656
Income tax expense (recovery)	30,426	35,580	(31,726)	—	(985)	33,295
Loss from discontinued operations, net of tax attributable to shareholders of the Company	—	—	—	990	—	990

Capital expenditure information
Additions to property, plant and equipment during the period**	$39,179	$41,373	$158,900	$—	$1,498	$240,950
Capitalized interest	—	—	11,976	—	—	11,976
* Discontinued operations.
** Presented on an accrual basis, excludes asset retirement adjustments. Excludes capital expenditure from discontinued operations.

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2025 and 2024
(Unaudited – tables expressed in thousands of U.S. dollars, except number of shares, unless otherwise stated)
19. Segment information (continued)

As at and for the three months ended June 30, 2024	Turkiye	Canada	Greece	Romania*	Other	Total

Earnings and loss information
Revenue	$149,326	$102,840	$44,975	$—	$—	$297,141
Production costs	63,002	33,574	31,233	—	—	127,809
Depreciation and amortization	30,769	16,636	12,033	—	—	59,438
Earnings from mine operations	$55,555	$52,630	$1,709	$—	$—	$109,894

Other significant items of income and expense
Write-down of assets	$688	$—	$—	$—	$—	$688
Exploration and evaluation expenses	1,642	961	119	—	664	3,386
Mine standby costs	—	356	1,581	—	—	1,937
Income tax expense (recovery)	10,461	15,608	(1,613)	—	(2,745)	21,711
Loss from discontinued operations, net of tax attributable to shareholders of the Company	—	—	—	904	—	904

Capital expenditure information
Additions to property, plant and equipment during the period**	$40,325	$27,798	$97,944	$—	$(400)	$165,667
Capitalized interest	—	—	6,706	—	—	6,706
* Discontinued operations.
** Presented on an accrual basis, excludes asset retirement adjustments. Excludes capital expenditure from discontinued operations.

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2025 and 2024
(Unaudited – tables expressed in thousands of U.S. dollars, except number of shares, unless otherwise stated)
19. Segment information (continued)

As at and for the six months ended June 30, 2025	Turkiye	Canada	Greece	Romania*	Other	Total

Earnings and loss information
Revenue	$407,741	$286,841	$112,387	$—	$—	$806,969
Production costs	153,467	71,882	85,120	—	—	310,469
Depreciation and amortization	58,201	40,292	27,639	—	—	126,132
Earnings (loss) from mine operations	$196,073	$174,667	$(372)	$—	$—	$370,368

Other significant items of income and expense
Write-down of assets	$2,222	$345	$2,598	$—	$—	$5,165
Exploration and evaluation expenses	5,006	5,983	197	—	3,057	14,243
Mine standby costs	—	2,930	5,857	—	—	8,787
Income tax expense (recovery)	72,157	(18,779)	(48,685)	—	(4,006)	687
Loss from discontinued operations, net of tax attributable to shareholders of the Company	—	—	—	571	—	571

Capital expenditure information
Additions to property, plant and equipment during the period**	$74,247	$77,840	$259,762	$—	$2,278	$414,127
Capitalized interest	—	—	22,235	—	—	22,235

Information about assets and liabilities
Property, plant and equipment	$860,091	$792,126	$2,757,930	$—	$13,583	$4,423,730
Goodwill	—	92,591	—	—	—	92,591
	$860,091	$884,717	$2,757,930	$—	$13,583	$4,516,321

Debt	$—	$—	$673,935	$—	$483,213	$1,157,148
* Discontinued operations.
** Presented on an accrual basis, excludes asset retirement adjustments. Excludes capital expenditure from discontinued operations.

Eldorado Gold Corporation
Notes to the Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2025 and 2024
(Unaudited – tables expressed in thousands of U.S. dollars, except number of shares, unless otherwise stated)
19. Segment information (continued)

As at and for the six months ended June 30, 2024	Turkiye	Canada	Greece	Romania*	Other	Total

Earnings and loss information
Revenue	$267,680	$196,293	$91,135	$—	$—	$555,108
Production costs	115,784	68,775	66,256	—	—	250,815
Depreciation and amortization	53,587	35,287	25,043	—	—	113,917
Earnings (loss) from mine operations	$98,309	$92,231	$(164)	$—	$—	$190,376

Other significant items of income and expense
Write-down (recovery) of assets	$1,752	$—	$(342)	$—	$—	$1,410
Exploration and evaluation expenses	2,813	3,491	260	—	1,255	7,819
Mine standby costs	—	633	3,990	—	—	4,623
Income tax expense (recovery)	13,983	28,448	2,780	—	(7,448)	37,763
Loss from discontinued operations, net of tax attributable to shareholders of the Company	—	—	—	2,493	—	2,493

Capital expenditure information
Additions to property, plant and equipment during the period**	$71,586	$54,320	$155,101	$—	$6,662	$287,669
Capitalized interest	—	—	14,655	—	—	14,655
* Discontinued Operations.
** Presented on an accrual basis, excludes asset retirement adjustments. Excludes capital expenditure from discontinued operations.

For the year ended December 31, 2024	Turkiye	Canada	Greece	Romania*	Other	Total

Information about assets and liabilities
Property, plant and equipment	$839,030	$754,566	$2,511,051	$—	$14,135	$4,118,782
Goodwill	—	92,591	—	—	—	92,591
	$839,030	$847,157	$2,511,051	$—	$14,135	$4,211,373

Debt	$—	$—	$424,422	$—	$491,003	$915,425
* Discontinued operations.

20. Events occurring after the reporting date
Turkish Mining Law Amendment
Effective July 24, 2025, amendments to Turkish Mining Law were enacted, which included changes to the base rate table for state royalties on gold metal sales. The price-linked sliding scale of royalty rates has broadened with increasing rate bands, with the highest band at a maximum gold price of $5,101/oz, an expansion from the previous maximum of $2,101/oz.